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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2013	2012	2011	2010	2009
Income before income taxes(1)	$19,539	$21,914	$21,012	$19,737	$18,159
Add:
Fixed charges, excluding capitalized interest	1,575	1,593	1,576	1,499	1,667

Income as adjusted before income taxes	$21,114	$23,507	$22,588	$21,236	$19,826

Fixed charges:
Interest expense	$989	$1,004	$964	$923	$1,108
Capitalized interest	22	18	9	5	13
Portion of rental expense representative of interest	586	589	612	576	559

Total fixed charges	$1,597	$1,611	$1,585	$1,504	$1,680

Ratio of income to fixed charges	13.2	14.6	14.3	14.1	11.8

(1)
Income before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)